THE O'NEAL LAW FIRM, P.C.
                           17100 East Shea Boulevard
                                  Suite 400-D
                         Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                               January 13, 2006

Susann Reilly
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:  Morgan Creek Energy Corp.
       Registration Statement on Form SB-4 (Fourth Amendment)
       File No.  333-123989
       Filed November 25, 2005

Dear Ms. Reilly:

We are writing in response to your comment letter dated January 6, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

1. Liquidity and Capital Resources, page 22. Pursuant to the reviewer's request, the Company has inserted further specifics in the above referenced section outlining the material terms of contracted services, providing an outline of the nature of services to be provided, Mr. Square's relationship to both American News Publishing and the Company, and the timing of such performance of services, but also noting that a formal contract was not entered into by the Company for those services to be provide by American News Publishing, and that material terms are thus limited to the provision of those services. Additional information has been disclosed that according to rescission of the contract and the Company's request for return of unexpended funds relating to the services to be received, that the $200,000 in funding provided would be returned by American News Publishing to the Company on or before February 15, 2006.

Detailed information relating to the services is reproduced below in this letter for the reviewer, and formed part of previous versions of the SB-2 registration statement, but the Company believes that the information no longer should form part of disclosures of the registration statement as the contract is rescinded, and all funding provided will be returned, thus making the transaction void, as if it had not happened, and not worthy of detailed disclosure that would outline services that would not be performed.

To:  American News Publishing Inc.

--------------------------------------------------------------------------------
Write full text article - feature: Morgan Creek Energy,              $50,000
design and layout 16 page newsletter
--------------------------------------------------------------------------------
Feature article insertion fee, printing, production                  $37,500
--------------------------------------------------------------------------------
Photo usage - stock photos                                            $4,000
--------------------------------------------------------------------------------
Mailing lists pre-order                                               50,000
--------------------------------------------------------------------------------
Postage and address ink jetting                                      $58,500

--------------------------------------------------------------------------------
Total                                                                200,000
--------------------------------------------------------------------------------

The above listing of services and expenses are for items provided as indicated as part of a direct mail program to build a base of shareholders interested in our business concept. The above listing of services and expenses are complete for items provided as indicated. Minimal expenditures in addition to those indicated above are required in order to effectively make use of the services and items provided.

2. Description of Business, page 26. The disclosures in the Description of Business section of the registration statement has been revised to clarify that all previously anticipated services at the will be discontinued.

3. Description of Business, page 26. Greater detail and update has been provided in this section per the reviewer's request regarding efforts to seek full refund of the $200,000 paid to American News Publishing, Inc.

4. Description of Business, page 26. The disclosure of the "Detail of amounts paid to third party contractors" discussion of the Description of Business section has been updated to include disclosure of amounts paid to American News Publishing, Inc. and further disclosure respecting amounts to be repaid to the Company by American News Publishing, Inc. Detail of services not to be performed by American News Publishing, Inc. have not been included, but reference to the payment made, general services to be provided, and amounts to be refunded have been added to the disclosure in this section. There are no other third party consultants/contractors that have provided services to the Company.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/William D. O'Neal
------------------------
William D. O'Neal